FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number  001-31522

Eldorado Gold Corporation (Translation of registrant's name into English)
1188-550 Burrard Street Bentall 5 Vancouver, B.C. Canada V6C 2B5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[.X.]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2005	ELDORADO GOLD CORPORATION /s/ Earl W. Price Earl W. Price, Chief Financial Officer

2

December 31, 2004	Report to Shareholders
Suite 1188, Bentall 5 550 Burrard Street Vancouver, British Columbia V6C 2B5 Phone: (604) 687-4018 Fax: (604) 687-4026

Management's Responsibility for Financial Reporting

The financial statements and the information contained in the annual report have been prepared by and are the responsibility of Management of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 14 and, where appropriate, reflect management's best estimates and judgements based on currently available information.

The Audit Committee of the Board of Directors, consisting of three members, meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company has developed and maintains a system of internal control to provide reasonable assurance that financial information is accurate and reliable.

The Company's independent auditors, PricewaterhouseCoopers LLP were appointed by the shareholders and they have conducted an audit in accordance with Canadian generally accepted auditing standards and their report follows.

“Earl W. Price”

“Paul N. Wright”

Chief Financial Officer

President and Chief Executive Officer

March 17, 2005

AUDITORS' REPORT

To the Shareholders of Eldorado Gold Corporation

We have audited the consolidated balance sheets of Eldorado Gold Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2004, 2003 and 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, BC

Canada

February 11, 2005

Eldorado Gold Corporation
Consolidated Balance Sheets
As At December 31
(Expressed in thousands of U.S. dollars)
		2004		2003

ASSETS
Current Assets
Cash and cash equivalents		$135,390		$105,465
Accounts and other receivables		8,705		3,213
Inventories (Note 3)	-	5,927	-	5,623
		150,022		114,301

Property, plant and equipment (Note 4)		52,337		23,784
Mineral properties and deferred development (Note 4)		22,676		32,287
Investments and advances (Note 8)		1,224		1,258
Deferred loss (Note 6)		-		329
		$226,259		$171,959

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		$6,005		$7,164
		6,005		7,164

Asset retirement obligation (Note 5)		8,059		7,172
Contractual severance obligation		636		318
Future income taxes (Note 9)	-	4,598	-	3,830
		19,298		18,484

SHAREHOLDERS' EQUITY
Share capital (Note 7)		508,373		444,665
Contributed surplus		1,094		1,094
Stock based compensation (Note 7)		5,138		1,418
Deficit	-	(307,644)	-	(293,702)
		206,961	-	153,475
		$226,259		$171,959

Commitments and Contingencies (Note 10)

Approved by the Board

"Robert Gilmore"		"Paul Wright"

Director		Director

Eldorado Gold Corporation
Consolidated Statements of Operations and Deficit
For The Years Ended December 31
(Expressed in thousands of U.S. dollars except per share amounts)

		2004		2003		2002
Revenue
Gold sales		$33,153		$36,814		$34,051
Interest and other income	-	2,762	-	1,415	-	5,245
		35,915		38,229		39,296
Expenses
Operating costs		32,459		22,604		19,027
Depletion, depreciation and amortization		4,431		10,321		10,699
General and administrative		5,531		4,961		3,238
Exploration expense		4,136		1,956		1,078
Interest and financing costs		25		569		1,156
Loss (gain) on settlement of convertible debenture		-		227		(463)
Stock based compensation expense		3,720		1,418		-
Accretion of asset retirement obligation		430		406		383
Foreign exchange (gain) loss	-	(196)	-	(6,494)	-	1,046
		50,536		35,968		36,164
(Loss) profit before the undernoted items	-	(14,621)	-	2,261	-	3,132

Writedown of assets		-		(44,645)		(415)

Gain (loss) on disposals of property, plant and equipment	-	30	-	(186)	-	(205)
(Loss) profit before income taxes		(14,591)		(42,570)		2,512

Tax recovery (expense) (Note 9)
Current		1,406		1,107		(1,121)
Future		(757)		(3,570)		387
Net (loss) income for the year		$(13,942)		$(45,033)		$1,778

Deficit at the beginning of the year:
As previously reported		(293,702)		(247,649)		(249,785)
Change in accounting policy		-		(1,020)		(662)
As restated		$(293,702)		$(248,669)		$(250,447)

Deficit at the end of the year		$(307,644)		$(293,702)		$(248,669)

Weighted average number of shares outstanding	-	257,643,212	-	221,770,349	-	147,597,481
Basic (loss) income per share - U.S.$		$(0.05)		$(0.20)		$0.01
Basic (loss) income per share - CDN.$ - (yearly avg. rate)		$(0.07)		$(0.28)		$0.02
Diluted (loss) income per share - U.S.$		$(0.05)		$(0.20)		$0.01

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
For The Years Ended December 31
(Expressed in thousands of U.S. dollars)
-	-	2004	-	2003	-	2002

Cash flows from operating activities
Net (loss) income for the year		$(13,942)		$(45,033)		$1,778
Items not affecting cash
Depletion, depreciation and amortization		4,431		10,321		10,699
Future income taxes		757		3,570		(387)
Writedown of assets		28		44,929		415
Loss on disposals of property, plant and equipment		8		-		205
Loss (gain) on settlement of convertible debenture		-		227		(463)
Interest and financing costs		-		127		249
Amortization of hedging gain		329		(2,286)		(3,550)
Stock based compensation expense		3,720		1,418		-
Contractual severance expense		318		318		-
Accretion of asset retirement obligation		430		406		383
Foreign exchange loss (gain)	-	450	-	(6,850)	-	1,784
		(3,471)		7,147		11,113
(Increase) decrease in accounts and other receivable		(5,492)		(1,833)		1,585
(Increase) decrease in inventories		(304)		(607)		(425)
(Decrease) increase in accounts payable and accrued liabilities	-	(1,159)	-	(1,061)	-	(2,985)
		(10,426)		3,646		9,288
Cash flow from investing activities
Property, plant and equipment		(22,772)		(9,391)		(5,334)
Proceeds from disposals of property, plant and equipment		357		-		64
Mineral properties and deferred development		(573)		(3,604)		(2,285)
Investments and advances		-		(1,196)		37
Proceeds from disposals of investments and advances		70		-		-
Restricted cash	-	-	-	-	-	475
		(22,918)		(14,191)		(7,043)
Cash flow from financing activities
Repayment of long-term debt		-		-		(15,476)
Repayment of convertible debentures		-		(7,150)		-
Issue of common shares:
Voting - for cash		63,708		78,619		47,966
Other assets and deferred charges	-	-	-	-	-	(95)
		63,708		71,469		32,395
Foreign exchange gain (loss) on cash held in foreign currency	-	(439)	-	6,914	-	(1,765)
Net increase (decrease) in cash and cash equivalents		29,925		67,838		32,875
Cash and cash equivalents at beginning of the year	-	105,465	-	37,627	-	4,752
Cash and cash equivalents at end of the year		$135,390		$105,465		$37,627

Supplemental cash flow information
Interest paid		$-		$541		$937
Income tax paid		$166		$242		$382

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

1.

     Nature of operations

Eldorado Gold Corporation (“Eldorado”, or “Company”) is engaged in gold mining and related activities, including exploration and development, extraction, processing and reclamation. Gold, the primary product, is produced in Brazil.  Development and construction of a mine and processing facility is underway in Turkey.  Exploration activities are carried on in Brazil, Turkey and China.

The Company has not determined whether all its development properties contain ore reserves that are economically recoverable. The recoverability of the amount shown for mineral properties and deferred development is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing, licenses and permits to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The amounts shown as mineral properties and deferred development represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

2.

Significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of Eldorado and its subsidiaries. The consolidated financial statements have been prepared using accounting principles generally accepted in Canada. As described in note 14, these principles differ in certain material respects from accounting principles generally accepted in the United States.

Foreign currency translation

Eldorado's subsidiaries are integrated operations. The financial statements and other transactions stated in foreign currencies are translated into U.S. dollars using the temporal method, as noted below:

  Monetary assets and liabilities are translated at the exchange rate at the balance sheet dates;

  Non-monetary assets are translated at historical rates;

  Revenue and expense items are translated at the average rate for the year except for depletion,

  depreciation and amortization of property, plant and equipment which are translated at the same rate as the assets to which they relate; and

  Translation gains and losses are included in operations.

Cash and cash equivalents

Cash and cash equivalents include those short-term money market instruments which on acquisition have a term to maturity of three months or less. The Company limits its exposure to credit loss by placing its cash with institutions which are believed to be credit-worthy.

Inventories

In-process inventories, including ore stockpiles when applicable, are valued at the lower of average production costs and net realizable value, after a reasonable allowance for further processing costs. Materials and supplies are valued at average cost and where appropriate less a provision for obsolescence.

Investments

Investments in shares of other companies are carried at cost or at cost less amounts written off to reflect an impairment in value that is other than temporary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

Property, plant and equipment

Property, plant and equipment are carried at cost, including costs associated with properties under development. Assets used in commercial production are subject to depreciation and depletion over their estimated useful lives, on the basis described below:

Mineral properties and capitalized development costs for an underground operation - where the mine operating plan calls for production from well defined ore reserves, the life of mine method is applied.

Buildings, machinery, mobile and other equipment - depreciated on a straight-line basis over the life of the mine.

Management of the Company regularly reviews the carrying value of each mineral property.   Where information is available and conditions suggest impairment of long lived assets, estimated future net cash flows from each property are calculated using estimated future gold prices, proven and probable reserves, value beyond proven and probable reserves, operating, capital and reclamation costs and estimated proceeds from the disposition of assets on an undiscounted basis.  If it is determined that the future cash flows are less than the carrying value and the fair value is less than the carrying value, a write-down to the estimated fair value is made with a charge to operations. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if the carrying value can be recovered.

Management's estimates of mineral prices, recoverable proven and probable reserves, resources,  operating capital and reclamation costs are subject to risks and uncertainties, which may affect the assessment of recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management's estimate of the net cash flow to be generated from its properties.

Exploration and development

Exploration costs are charged against operations as incurred until a mineral resource is established on a property, from which time exploration expenditures are capitalized.

Deferred financing charges

Deferred financing charges consist of commissions and expenses related to establishing the related indebtedness and have been amortized to operations over the life of such indebtedness.

Asset Retirement Obligation

The fair value of liabilities for asset retirement obligations is recognized in the period they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period.

Revenue recognition

Revenues from the sale of bullion are recognized when the goods have been delivered and title passes to the purchaser.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Financial statement items subject to significant estimates include property, plant and equipment and related depletion, depreciation and amortization, the recoverability of mineral properties and deferred development costs, asset retirement obligations and stock based compensation. Actual results could differ from those estimates.

Share option plan

The Company uses fair-value accounting for awards of stock options to employees, officers and directors under the share option plans. Consideration paid for shares on exercise of the share options is credited to share capital.

Income taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in operations in the period that includes the enactment date. A future income tax asset is recorded when the probability of the realization is more likely than not.

Earnings (loss) per share

Earnings or loss per share are presented for basic and diluted net income (loss). A basic earnings per share is computed by dividing net income or loss by the weighted average number of outstanding common shares for the year. The computation of diluted earnings per share reflects the dilutive effect of the exercise of stock options and warrants outstanding as at year-end using the treasury stock method.

3.

Inventories

	2004	2003

In process inventory	$1,913	$1,584

Materials and Supplies	4,014	4,039

	$5,927	$5,623

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

4.        Property, Plant and Equipment and Mineral Properties

	2004	2003
Property, plant and equipment
São Bento mine	$88,688	$122,461
Accumulated depreciation and depletion	(63,998)	(59,665)
	$24,690	$62,796
Write downs	-	(39,758)
	$24,690	$23,038

Kisladag project, under construction	$26,353	$ -

Office furniture and equipment	$3,076	$2,430
Accumulated depreciation	(1,782)	(1,684)
	$1,294	$746

Total property, plant and equipment	$52,337	$23,784

Mineral properties and deferred development	$22,676	$36,562
Write downs	-	(4,275)
Total mineral properties and deferred development	$22,676	$32,287

	$75,013	$56,071

In 2004 the Kisladag project costs incurred to December 31, 2003 of $10,120 were transferred from mineral properties and deferred development to property, plant and equipment.

5.

Asset Retirement Obligation

In 2003, the Company obtained an independent study to evaluate the fair value of the expected closure costs of the Company's São Bento mine. The total undiscounted amount of the estimated closure costs as determined by the study total $9,822. In assessing the carrying amount for the asset retirement obligation management used the following key assumptions in deriving our reported figures.

 Mine closure date:                   December 31, 2007

Credit adjusted risk-free rate:   6%

At the present time, the Company has concluded that there are no asset retirement obligations associated with the Turkish properties.

6.

Deferred Loss

The deferred loss is a result of liquidating the Company's hedge position and was accounted for as an adjustment to revenue in 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

7.

Share Capital

(a)        Authorized and Issued Share Capital

Eldorado's authorized share capital consists of an unlimited number of voting and non-voting common shares with no par value.  At December 31, 2004 the Company has nil non voting shares outstanding.  The details of the voting common shares issued and outstanding are as follows:

2003	Shares Issued	Amount

Shares at beginning of the year	206,204,010	$366,046
Shares for exercised stock options	3,189,500	1,301
Shares for cash consideration - Financing	25,000,000	52,822
Shares for cash consideration - Warrants	19,567,666	24,496
Shares at December 31, 2003	253,961,176	$444,665

2004

Shares at beginning of the year	253,961,176	$444,665
Shares for exercised stock options	1,592,500	1,536
Shares for cash consideration - Financing	20,700,000	62,140
Shares for cash consideration - Warrants	10,100	32
Shares at December 31, 2004	276,263,776	$508,373

On August 25, 2003, the Company completed a financing of 25,000,000 units at a price of Cdn$3.10 per unit with a syndicate of underwriters for gross proceeds of Cdn$77,500,000 ($55,320).  Net proceeds after payments of all expenses relating to the offering were Cdn$73,999,000 ($52,822).  Each unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant.  Each warrant entitles the holder thereof to acquire one common share at a price of Cdn$4.10 until August 25, 2004.  On August 16, 2004 the warrants were extended to expire on August 25, 2005.

During 2003 a total of 19,567,666 shares were issued for the exercise of warrants. A total of 19,520,416 shares were issued for the exercise of warrants from the December 23, 2002 financing. Proceeds of $24,352 were received and 65,950 warrants expired unexercised.  A total of 47,250 shares were issued upon exercise of the warrants issued with the August 25, 2003 financing and proceeds of $144 were received, 12,452,750 warrants remain outstanding at December 31, 2003.

During 2004 an additional 10,100 shares were issued for the above warrants and proceeds of $32 were received, 12,442,650 warrants remain outstanding at December 31, 2004.

On November 12, 2004, the Company completed a financing of 20,700,000 shares at a price of Cdn$3.75 per share with a syndicate of underwrites for gross proceeds of Cdn$77,625,000 ($65,083).  Net proceeds after payments of all expenses relating to the offering were Cdn$74,103,000 ($62,140).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

7.

Share Capital (continued)

(b)      Share option plan

As at December 31, 2004, the Company has a share option plan as described below. The Company accounts for its grants under those plans in accordance with the fair value based method of accounting for stock based compensation. Compensation costs charged against net income in 2004 for the plans were $3,720.

The Company established a share option plan (the “Plan”) in June 1994.   Amendments to the Plan were approved in June 1995, June 1996, May 2000 and May 2004.  The Board of Directors administered the Plan whereby from time to time, share option grants were provided for up to a total of 12,741,463 share options to directors, officers, employees, consultants or advisors.

At the Annual Meeting of Shareholders held on April  30, 2003, the Company received approval from the  shareholders for the implementation of a share option plan to provide for grants of options to officers and directors of the Company separate from the Plan.

The shareholders resolved that the Plan be amended to remove the eligibility of directors and officers of the Company for grants of share options under the Plan.  A separate share option plan for Officers and Directors was established (the “D & O Plan”).

The Plan

The Board of Directors administers the Plan, whereby it may from time to time grant share options to employees, consultants or advisors of the Company. Under the Plan 12,741,463 Common Shares (the “Optioned Shares”) are reserved, set aside and made available for issue provided that in no event shall options be granted entitling any single individual to purchase in excess of one half of one percent (0.5%) of the then outstanding common shares. All share options granted under the Plan shall expire not later than tenth anniversary of the date the options were granted.  The exercise price of an option is determined by the Board of Directors, but shall not be less than the quoted price of the common shares of the Company on the Toronto Stock Exchange on the last business day before the date on which the option is granted.

The D & O Plan

The Board of Directors administers the D & O Plan, whereby it may from time to time grant share options to directors & officers of the Company.  Under the D & O Plan 7,000,000 common shares are reserved, set aside and made available for issue. The total number of shares that may be reserved for issuance to any one optionee pursuant to options shall not exceed 1% of the shares of the Company outstanding on a non-diluted basis on the grant date of the options.  All share options granted under the D & O Plan shall expire not later than tenth anniversary of the date the options were granted.  The exercise price of an option is determined by the Board of Directors, but shall not be less than the quoted price of the common shares of the Company on the Toronto Stock Exchange on the last business day before the date on which the option is granted.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

7.

Share Capital (continued)

A summary of the terms and status of Company's outstanding options at December 31, 2004 and 2003 and the changes for the years ending on those dates is presented below:

Options (Cdn$)	Outstanding	Weighted Average
	Options	Exercise Price
2003
Outstanding options as at January 1, 2003	4,425,000	$0.58
Granted	2,120,000	2.58
Exercised	(3,189,500)	0.58
Outstanding options as at December 31, 2003	3,355,500	$1.82

Exercisable options as at December 31, 2003	2,593,833	$1.47

2004
Outstanding options as at January 1, 2004	3,355,500	$1.82
Granted	3,875,000	3.67
Exercised	(1,592,500)	1.25
Outstanding options as at December 31, 2004	5,638,000	$3.25

Exercisable options as at December 31, 2004	4,729,666	$3.21

The following table summarises information about share options granted during the twelve months ended December 31, 2004:

Weighted average
exercise price
Shares	Cdn$

3,390,000		3.70
120,000		3.75
175,000		3.05
190,000	-	3.74
3,875,000		3.67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

7.

Share Capital (continued)

As at December 31, 2004, options to purchase up to 4,831,821 (December 31, 2003 – 6,165,358) shares remained available to be granted under both Plans. Summaries of the Company's options outstanding, exercise prices and expiry dates are presented below.

Stock Options (Cdn$)

Range of		Number	Weighted-Average			Weighted
Exercise Prices		Outstanding at	Life			Average Exercise
($)		December 31, 2004	Remaining			Price ($)
				(years)
-	-	-	-	-	-	-
Less than 0.41		45,000		1.74		0.25
0.51 to 0.60		50,000		1.41		0.51
0.61 to 0.70		100,000		2.15		0.70
0.71 to 0.80		79,000		1.84		0.72
1.21 to 1.80		195,000		2.73		1.43
1.81 to 2.70		669,000		3.19		1.99
2.71 to 4.05		4,325,000		4.10		3.67
Greater than 4.05	-	175,000	-	3.84	-	4.43
Total		5,638,000		3.82		3.25

Stock Options (Cdn$)

Range of		Number	Weighted-Average			Weighted
Exercise Prices		Outstanding at	Life			Average Exercise
($)		December 31, 2003	Remaining			Price ($)
-	-	-	-	(years)	-	-

Less than 0.41		160,000		2.77		0.26
0.41 to 0.50		208,000		0.28		0.50
0.51 to 0.60		50,000		2.77		0.51
0.61 to 0.70		205,000		2.43		0.69
0.71 to 0.80		547,500		3.07		0.71
1.21 to 1.80		255,000		3.73		1.43
1.81 to 2.70		1,270,000		4.14		2.02
2.71 to 4.05		485,000		4.75		3.60
Greater than 4.05	-	175,000	-	4.84	-	3.60
Total		3,355,500		3.62		1.82

Prior to 2003 the Company did not recognize expense for the fair value of options granted to employees and directors.  Had the Company determined compensation costs based on the fair value at the grant dates for those share options consistent with the fair value method of accounting for stock-based compensation, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

7.

Share Capital (continued)

December 31, 2002

Net earnings for the period	As reported	$ 1,778
	Pro forma	$ 1,302

Basic and diluted earnings per share	As reported	$ 0.01
	Pro forma	$ 0.01

The fair values of options included in the pro forma amounts presented above and used in the determination of compensation cost for 2003 and 2004 have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

December 31, 2004		December 31, 2003	December 31, 2002

Ranging from		Ranging from	Ranging from
Average risk-free interest rate	2.5% to 3.5%	3.76% to 4.32%	4.24% to 4.71%
Expected life	3 years	5 years	5 years
Expected volatility	0.500000	0.500000	0.500000
Expected dividends	nil	nil	nil

The following table summarizes information about the warrants outstanding as at December 31, 2004 and 2003.

	Outstanding	Weighted
	Warrants	Average
		Exercise Price
		(Cdn$)

Warrants outstanding at January 1, 2003	19,586,368	1.68
Granted during - 2003	12,500,000	4.10
Exercised	(19,567,668)	1.69
Expired	(65,950)	2.00
Warrants outstanding and exercisable at December 31, 2003	12,452,750	4.10

Warrants outstanding at January 1, 2004	12,452,750	4.10
Granted during - 2004	-	-
Exercised	(10,100)	4.10
Expired	-	-
Warrants outstanding and exercisable at December 31, 2004	12,442,650	4.10

At December 31, 2004 there were 12,442,650 outstanding and exercisable warrants with a weighted average remaining contractual life of 0.65 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

7.

Share Capital (continued)

(c)       Shareholder rights plan

On March 8, 1995, the Board of Directors of Eldorado adopted a Shareholder Rights Plan, which was approved by the shareholders at the Annual General meeting on June 5, 1995.  Under the terms of the plan, rights are attached to the common shares.  The rights become marketable and exercisable only upon the occurrence of certain specified events.  If a person or group acting in concert acquires or announces its intention to acquire 20% or more of the outstanding common shares in a non-permitted bid, each right, on exercise, entitles the holders (other than the acquiring person or group) to purchase common shares of Eldorado at half the current market price per common share.

The rights are not triggered by a “permitted bid” which is, in effect, a bid made to all shareholders for all of the voting shares by way of a bid circular.  Such an offer must remain outstanding for at least 75 days and must be accepted by shareholders holding at least 50% of the outstanding shares that are not held by the bidder.  At any time prior to the rights becoming exercisable, the Board of Directors may redeem all the rights at $.00001 per right.

(d)        Net income (loss) per share

Net income (loss) per share was calculated on the basis of the weighted average number of shares outstanding for the year which amounted to 257,643,212 (2003 – 221,770,349, 2002 – 147,597,481). Diluted net income (loss) per share reflects the dilutive effect of the exercise of stock options and warrants outstanding as at year-end using the treasury stock method. The effect of common stock options and warrants on the net loss per share in 2004 and 2003 was not reflected as to do so would be anti dilutive.  The number of shares for the diluted net income per share calculation for 2002 was 149,395,784.

8.

Financial Instruments

Fair value of financial instruments

At December 31, 2004 and 2003, the fair value of cash, and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their respective carrying values.

The aggregate estimated fair value of the Company's investments at December 31, 2004 was $987 (2003 - $1,817).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

9.

Taxes

Details of income tax expense related to operations are as follows:

	2004	2003	2002
Income Taxes

Recovery (Expense)
Current
Canada	$(26)	$(41)	$45
Foreign	1,432	1,148	(1,166)

Future
Canada	-	-	-
Foreign	(757)	(3,570)	387

	$649	$(2,463)	$(734)

The reconciliation of the combined Canadian federal and provincial statutory income tax rates to the effective tax rate on earnings before taxes and other items is as follows:

	2004	2003	2002
	%	%	%

Statutory Rate	(35.62)	(37.62)	39.62

Losses not recognized	27.75	45.79	142.43

Foreign income subject to different tax rates	(8.71)	(17.70)	(218.25)

Foreign exchange	26.15	21.37	16.50

Loss not previously recognized	(8.61)	(3.72)	-

Non-deductible expense and other items	(5.41)	(2.33)	48.93

Effective income tax rate	(4.45)	5.79	29.23

Eldorado and its subsidiaries have tax losses from prior years, which are available to offset taxable income of future years. These tax losses expire as follows:

Year of expiry	2008	2009	2010	2011

Amount	$4,010	$6,725	$5,792	$4,958

In addition, the Brazilian subsidiaries have losses of $135,602 which can be used to offset taxable income and $120,511 which can be used to offset income for social contribution tax.  These losses have no expiry date and can be used to offset 30% of income in any one year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

9.

Taxes (continued)

Significant components of Eldorado's future income tax assets (liability) at December 31 were as follows:

	2004	2003

Tax losses	$53,634	$59,010
Liabilities	(3,062)	(3,840)
Mineral properties	7,705	5,127
Capital assets	9,090	12,671
Undistributed earnings of a subsidiary	(271)	(260)
Other	4,032	2,749
	$71,128	$75,457
Valuation allowance	(75,726)	(79,287)
Future income tax liability	$(4,598)	$(3,830)

10.

Commitments and Contingencies

The Company's contractual obligations at December 31, 2004, including payments due for each of the periods indicated, are summarized as follow:

			Payments due in
Contractual obligations	2005	2006	2007	2008	2009	2010 +	Total

Operating leases	$279	$216	$171	$171	$175	$950	$1,962
Capital expenditures	18,320	-	-	-	-	-	18,320
Purchases obligations	8,082	6,607	6,607	6,209	-	-	27,505

Total	$26,681	$6,823	$6,778	$6,380	$175	$950	$47,787

11.

Guarantee

São Bento Mineraçao has made a guarantee deposit of approximately $529 relating to a tax case. The Company estimates that this amount will be refunded once the tax case has been settled.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

12.

Segmented Information

All of Eldorado's operations are related to the gold mining industry.  In 2004, 2003 and 2002 Eldorado had a single producing mine, São Bento, with mining and exploration assets located in South America and Turkey. In 2003, the Company began exploration activities in China.

Twelve months ended
December 31	December 31	December 31
-	-	-	-	-	2004	-	2003	-	2002
Gold sales
São Bento Mine	$33,153	$36,814	$34,051
-	33,153	-	36,814	-	34,051

Operating costs
São Bento Mine	32,459	22,604	19,027
Accretion of asset retirement obligation	430	406	383
-	32,889	-	23,010	-	19,410

Depletion, depreciation and amortization
São Bento Mine	4,333	10,192	9,396
-	4,333	-	10,192	-	9,396

Corporate expenses, net of interest and other income	(2,696)	2,250	(1,498)
(Loss) gain on settlement of convertible debenture	-	(227)	463
Stock based compensation expense	(3,720)	(1,418)	-
Exploration expense	(4,136)	(1,956)	(1,078)
Writedown of assets	-	(44,645)	(415)
Gain (loss) on disposals of property, plant and equipment	30	(186)	(205)

(Loss) profit before income taxes	-	(14,591)	-	(42,570)	-	2,512

Tax recovery (expense)
Current	1,406	1,107	(1,121)
Future	(757)	(3,570)	387

Net (loss) income for the year	$(13,942)	$(45,033)	$1,778

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

12.

Segmented Information (continued)

Year ended	Year ended	-	Year ended
December 31,	December 31,	December 31,
-	-	2004	-	2003	-	2002

Segment assets
São Bento - Consolidated	$91,877	$43,408

Total assets for reportable segments	91,877	43,408

Turkey - Consolidated	55,089	37,174
Canada	79,293	91,377
$226,259	$171,959

Revenues by geographic area
North America	$(1,664)	$1,216	$108
South America	(34,104)	36,993	39,184
Turkey	(147)	20	4
$(35,915)	$38,229	$39,296

Net (loss) income by geographic area
North America	$(8,031)	$1,273	$(4,971)
South America	(4,326)	(40,628)	7,279
Turkey	(1,585)	(5,678)	(530)
$(13,942)	$(45,033)	$1,778

Assets by geographic area
North America	$79,293	$91,377
South America	91,877	43,408
Turkey	55,089	37,174
$226,259	$171,959

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

13.     Supplementary cash flow information

The Company conducted non-cash investing and financing activities as follows:

	2004	2003	2002
Financing activities

Long term debt fee accrual	$ -	$ -	$ 56
Settlement of convertible debentures and accrued
interest in exchange for shares	$ -	$ -	$ 1,686

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

14.

Significant differences from United States accounting principles

Canadian generally accepted accounting principles (Canadian GAAP) vary in certain significant respects from the principles and practices generally accepted in the United States (U.S. GAAP). The effect of the principal measurement differences on the Company's consolidated financial statements are quantified below and described in the accompanying notes:

Twelve months ended December 31,
-	-	2004	2003	2002

Net (loss) earnings for the period
reported under Canadian GAAP	$(13,942)	$(45,033)	$1,778
Add (deduct)
Property, plant and equipment costs (a)	-	14,915	(14,915)
Exploration costs (a)	(509)	671	(2,285)
Deferred gain amortization - Canadian GAAP (b)	-	-	(2,395)
Forward gold sales contracts - U.S. GAAP (b)	-	-	1,869
Accretion on convertible
debentures (c)	-	127	177
Accretion on asset retirement obligation - U.S. GAAP (d)	-	-	383
Depletion, depreciation and amortization (d)	-	-	362
Future income tax	-	-	(387)
Loss (gain) on settlement of convertible
debentures - Canadian GAAP (c)	-	227	(463)

Net (loss) earnings before change in accounting policy	$(14,451)	$(29,093)	$(15,876)

Cumulative effect adjustment - asset retirement obligation (d)	-	(1,020)	-

Net (loss) earnings for the period
under U.S. GAAP before extraordinary items	$(14,451)	$(30,113)	$(15,876)
Gain on settlement of convertible
debentures - U.S. GAAP (c)	-	-	294

Net (loss) earnings for the period after
extraordinary items but before comprehensive
income adjustments	$(14,451)	$(30,113)	$(15,582)

Net (loss) earnings per common
share - U.S. GAAP before and after
extraordinary items
Basic and diluted	$(0.06)	$(0.14)	$(0.10)

Other comprehensive income
Opening balance	$233	$1,957	$5,195
Gold sales contracts (b)	-	(2,286)	(3,238)
Unrealized gain on investments (e)	-	562	-

Closing balance	$233	$233	$1,957

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

Year ended December 31,
-	-	2004	2003	2002

Shareholders* equity reported under
Canadian GAAP	$206,961	$153,475	$118,471

Cumulative adjustments to shareholders* equity
add (deduct)

Property, plant and equipment costs (a)	-	-	(14,915)
Exploration costs (a)	(15,874)	(15,365)	(16,036)
Forward gold sales contracts (b)	-	-	-
Deferred gain (loss) on gold sales contracts (b)	-	(329)	1,957
Accretion on convertible debentures (c)	-	1,036	909
Contributed surplus	-	(1,094)	-
Equity portion of convertible debentures (c)	-	-	(1,094)
Loss (gain) on settlement of convertible
debentures - Canadian GAAP (c)	-	(236)	(463)
Gain on settlement of convertible
debentures - U.S. GAAP (c)	-	294	294
Asset retirement obligation (d)	-	-	1,020
Unrealized gain (loss) on investments (e)	(237)	562	-
Future income tax	-	-	-

Shareholders* equity under U.S. GAAP	$190,850	$138,343	$90,143

Total assets reported under
Canadian GAAP	$226,259	$171,959	$142,411
Add (deduct)
Property, plant and equipment costs (a)	-	-	(17,194)
Exploration costs (a)	(15,874)	(15,365)	(16,036)
Forward gold sales contracts (b)	-	-	-
Investments (e)	(237)	562	-

Total assets under U.S. GAAP	$210,148	$157,156	$109,181

Total liabilities reported under
Canadian GAAP	$19,298	$18,484	$23,940
Add (deduct)
Deferred gain on gold sales contracts (b)	-	329	(1,957)
Convertible debentures (c)	-	-	354
Asset retirement obligation - net (d)	-	-	(3,299)
Future income tax	-	-	-

Total liabilities under U.S. GAAP	$19,298	$18,813	$19,038

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

Year ended December 31,
-	-	2004	2003	2002

Cash flows from operating activities
Net earnings (loss) under Canadian GAAP	$(10,426)	$3,646	$9,288
Exploration costs	(509)	(3,604)	(2,285)

Cash flows from operating activities
under U.S. GAAP	$(10,935)	$42	$7,003

Cash flows from investing activities under
Canadian GAAP	$(22,918)	$(14,191)	$(7,043)
Exploration costs	509	3,604	2,285

Cash flows from investing activities
under U.S. GAAP	$(22,409)	$(10,587)	$(4,758)

Cash flows from financing activities
under Canadian and U.S. GAAP	$63,708	$71,469	$32,395

Foreign exchange loss on cash
held in foreign currency	$(439)	$6,914	$(1,765)

Increase (decrease) in cash and
cash equivalents	$29,925	$67,838	$32,875

Cash and cash equivalents -
Beginning of period	$105,465	$37,627	$4,752

Cash and cash equivalents -
End of period	$135,390	$105,465	$37,627

Additional supplementary cash
flow information
Forward gold sales contracts	$ -	$ -	$100

a)

Property, plant and equipment and exploration costs

Exploration costs are accounted for in accordance with Canadian GAAP as disclosed in Note 2. For U.S. GAAP purposes, the Company expenses all exploration costs incurred relating to unproven mineral properties. When proven and probable reserves are determined for a property and upon completion of a feasibility study, subsequent exploration and development costs on the property are capitalized.

In 2003 the Company reported a write-down under Canadian GAAP at its São Bento mine. In 2002 the Company recorded a write down at its São Bento mine of $14,915 due to the exclusion of inferred resources per SFAS 144 which was reversed in 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

b)

Forward gold sales contracts and foreign exchange purchase commitments

Derivative instruments

For U.S. GAAP, the Company adopted Statement of Financial Accounting Standards No. 133 (SFAS No. 133) effective January 1, 2001. SFAS No. 133 requires that all derivatives be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in a derivative's fair value are recognized in the earnings of the current period unless specific hedge accounting criteria are met. Management has currently not designated any of the Company's financial instruments as hedges for U.S. GAAP purposes under SFAS No. 133. Gains from hedges previously closed out are classified in other comprehensive income on transition to SFAS No. 133.

A similar guidance has been introduced in Canada, Accounting Guideline 13, “Hedging Relationships”, (AcG 13) which is effective for the years beginning July 1, 2003. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, the Company will be required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. The effect of adopting this guideline has not yet been determined.

c)

Convertible debentures

Canadian GAAP requires that a portion of the convertible debentures be classified as equity. The difference between the carrying amount of the debentures and their face value is accreted over the life of the debt and charged to earnings (loss) for the year. Under U.S. GAAP the debentures would be classified as a liability at their face value.

A portion of the convertible debentures was settled during 2002, resulting in a gain of $463 under Canadian GAAP. Under U.S. GAAP, the gain on settlement would have been $294 and would be classified as an extraordinary item. During 2003 the outstanding balance was paid resulting in a loss of $227 under Canadian GAAP. Under US GAAP there would be no gain or loss on repayment of the outstanding convertible debentures.

d)

Asset retirement obligation

SFAS No. 143, “Accounting for Asset Retirement Obligations” was issued in June 2001. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. FAS 143 requires no restatement of prior year balances and the cumulative effect is included in the net loss for the year. Under SFAS 143, the cumulative effect for the change in accounting policy is recorded into loss for the period.

e)

Investments

Under US GAAP, marketable securities would be divided between held-to-maturity securities and available-for-sale securities. These securities classified as available-for-sale would be recorded at market value and the unrealized gain or loss would be recorded as a separate component of shareholders equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

f)

New accounting pronouncements

In January 2003, the Financial Accounting Standards Board or “FASB” issued Interpretation No. 46, Consolidation of Variable Interest Entities, and an Interpretation of Accounting Research Bulletin No. 51 (“FIN 46”). FIN 46 establishes accounting guidance for consolidation of variable interest entities by the primary beneficiary. FIN 46 applies to any business enterprise, public or private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. In December 2003, the FASB issued Interpretation No. 46R (“FIN 46 R”) which supersedes FIN 46 and is effective for all Variable Interest Entities (“VIEs”) created after February 1, 2003 at the end of the first interim or annual reporting period ending December 15, 2003. FIN 46R is applicable to all VIEs created prior to February 1, 2003 by public entities at the end of the first interim or annual reporting period ending after March 15, 2004. The Company has determined that it has no VIEs.

In December 2004, the FASB issued SFAS 153 – Exchanges of Non-Monetary Assets – An amendment of APB 29.  This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions. SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005.

The Emerging Issues Task Force (“EITF”) formed a committee (“Committee”) to evaluate certain mining industry accounting issues, including issues arising from the application of SFAS No. 141, “Business Combinations” (“SFAS No. 141 ”) and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No.142”) to business combinations within the mining industry, accounting for goodwill and other intangibles and the capitalization of costs after the commencement of production, including deferred stripping. The issues discussed also included whether mineral interests conveyed by leases represent tangible or intangible assets and the amortization of such assets.

The EITF reached a consensus, subject to ratification by the Financial Accounting Standards Board (“FASB”), that mineral interests conveyed by leases should be considered tangible assets. The EITF also reached a consensus, subject to ratification by the FASB, on other mining related issues involving impairment and business combinations.

The FASB ratified the consensus of the EITF on other mining related issues involving impairment and business combinations. The FASB also ratified the consensus of the EITF that mineral interests conveyed by leases should be considered tangible assets subject to the finalization of a FASB Staff Position (“FSP”) in this regard. These issues did not have an impact on the Company's financial statements since it did not change its accounting.

The FASB also issued a FASB Staff Position (“FSP”) amending SFAS No. 141 and SFAS No. 142 to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance.  The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted.  This FSP did not have an impact on the Company's financial statements. Management's Discussion & Analysis of Financial Condition and Results of Operations

MANAGEMENT'S DISCUSSION AND ANALYSIS

Year ended December 31, 2004, 2003 and 2002

This Management's Discussion and Analysis (MD&A) reviews the business of Eldorado Gold Corporation (“Eldorado”, “we” or “the Company”), and compares the Company's financial results for 2004 with those of 2003 and 2002. For a comprehensive understanding of Eldorado's financial condition and results of operations, you should read the MD&A together with the consolidated financial statements and accompanying notes. Unless otherwise noted, all monetary amounts are in United States dollars.

The MD&A has been prepared effective December 31, 2004 and contains certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements included here, other than statements of historical fact, and including without limitation statements regarding potential mineralization and reserves, exploration results and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that these statements will prove to be accurate, and actual results and future events could differ materially from them.

Eldorado's Consolidated Financial Statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and are filed with appropriate regulatory authorities in Canada and the United States.

1. 2004 – The Year in Review

Eldorado is a gold producer based in Vancouver, Canada. We own and operate the São Bento Gold Mine (the “São Bento mine”, or “São Bento”) in Brazil and are constructing the Kisladag Mine Project (the “Kisladag mine”) in Turkey. We also explore for and/or acquire precious mineral properties for exploration and develop gold mineralized properties into mines.

Reserves and Resources

Our 2004 exploration drilling program at the São Bento mine did not establish the continuity of the mineralization below the intrusive at the 34th level of the mine. Infill drilling above the intrusive in an area previously defined as probable reserve has resulted in a reduced estimate of probable reserves in this area. This loss of reserves has reduced the mine life of the São Bento operation which is now forecast to end in late 2007 or early 2008.  Based upon drilling results and the impact on reserves we have charged certain development costs of $8.07 million to operating costs in 2004.  We are pursuing the acquisition of additional ore reserves and/or mill feed in the immediate area to extend the life of the São Bento mine operations.

Net Loss for the Year

The consolidated net loss for 2004 was $13.94 million or ($0.05) per share compared with a net loss of $45.03 million or ($0.20) per share in 2003 and a profit of $1.78 million or $0.01 per share in 2002. The loss in 2004 is due to lower gold sales and higher operating costs at the São Bento Mine.

Gold Sales

In 2004, we sold 81,913 ounces of gold for $33.15 million, including $0.33 million in net hedging loss amortization. The average realized selling price was $405 per ounce, or $409 per ounce excluding the hedging loss amortization. This compares to 2003 gold sales of 95,544 ounces, which sold at a realized average price of $385 per ounce, or $361 per ounce excluding $2.29 million in hedging gain amortization. The average spot price in 2004 was $409 (2003: $363) per ounce.

Improved Balance Sheet & Equity Financing

Eldorado is in a strong financial position. During 2004, we raised net of fees $62.14 million in equity financings, and at December 31, 2004, we held $135.39 million in cash and short-term deposits. We remain debt free and hedge free. We have sufficient funds to construct the $63.10 million Kisladag mine,

MANAGEMENT'S DISCUSSION AND ANALYSIS

Year ended December 31, 2004, 2003 and 2002

carry out our planned exploration programs in Turkey and Brazil and pursue new opportunities in China and elsewhere.

Kisladag Mine Construction Underway

In 2004, we acquired all the public and private land, updated the Feasibility Study to reflect 2004 projected costs, completed the permitting process and obtained all approvals from the Turkish authorities for constructing the Kisladag mine.

In the fourth quarter, we began installing site services and completing two process water wells. In December, we began earthwork excavation for constructing the first phase of the leach pad. Kisladag mine construction will be completed in the fourth quarter of 2005, with commissioning leading to startup as planned by the end of 2005.

We expect the Kisladag mine to begin producing gold at an annualized rate of 164,000 ounces in its first year of operations, increasing in year two to 240,000 ounces. Cash operating costs are expected to be $165 per ounce for a planned mine life of 14 years.

Lower Production at São Bento Mine

In 2004, production at the São Bento mine was 82,024 ounces of gold at a cash cost of $294 per ounce. Production in 2004 was negatively impacted by the high level of waste handling, poor ground conditions and the presence of the metabasite intrusive that intersects the orebody in the area mined in 2004.

Ongoing Exploration in Brazil and Turkey

We focused our 2004 exploration activities on Brazil and Turkey, completing detailed mapping, sampling and initial drill programs at various sites in these two countries.  The work done in 2004 will set the stage for more detailed programs in 2005 and beyond.

Social Initiatives in Brazil and Turkey

Our São Bento mine won an Environmental Preservation Award (the 7th Premio de Excelencia da Industria Mineral e Metalurgica Brasileira) from the Brazilian publication Minerios & Minerales. This Award recognizes our environmental management program, which includes the creation of a protected park area on the mine site.

In the region near the Kisladag mine, we installed a water distribution system that is delivering potable water to more than 1,000 local residents in nine villages for the first time. We also funded a mobile health clinic – a vehicle fully equipped with medical supplies and personnel that travels to local communities to provide an invaluable health resource for residents.

2. Outlook

Production

In 2005, we are forecasting production of 72,000 ounces at our São Bento mine, at a cash cost of $320 per ounce. We will complete the shaft-deepening project at the São Bento mine in the third quarter of 2005 and we will expand the mine's ventilation system.

Development

We expect to complete the construction of the Kisladag mine in Turkey, on time and on budget in December 2005.

Certain litigation continues by third parties against Tüprag and the Turkish Ministry of Forestry and Environment seeking to cancel the Kisladag Environmental Positive Certificate for Kisladag on the basis of an alleged threat to the environment.  The Company is confident with both the methodology of the Environmental Impact Assessment (“EIA”) Report and Tüprag's compliance with all procedural steps

MANAGEMENT'S DISCUSSION AND ANALYSIS

Year ended December 31, 2004, 2003 and 2002

taken in obtaining the Kisladag Environmental Positive Certificate.  The Company continues to believe that ultimately such litigation shall be successfully defended.

As part of the EIA process for our Efemçukuru project a public meeting was held at the town of Efemçukuru on February 2, 2005 by the Turkish Ministry of the Environment to obtain input from local residents about our proposed mine. The meeting was well attended providing excellent dialogue with and input from the local residents.  We will address the questions and concerns of local residents in our EIA study, which we are finishing for submission to the Ministry of Environment in the 2nd quarter of 2005. Once we receive a positive certificate, we will prepare a Feasibility Study and continue obtaining the necessary permits to construct and operate the mine. We currently have the data we need to prepare the Feasibility Study, and we expect to complete it by the second quarter of 2006. Our development schedule for the Efemçukuru project, following approval of the EIA, anticipates that the mine will begin producing gold in late 2007.

Certain litigation continues to be ongoing by third parties against Tüprag and the Turkish Ministry of Energy and Natural Resources seeking to cancel the mineral license for the Efemçukuru project on the basis of an alleged threat to the water quality in the local catchment area.  In the course of the litigation against the Ministry and Tüprag concerning the Efemçukuru project, a lower administrative court has issued an injunction which, while in effect, would bar the commencement of mining activities at the Efemçukuru project.  The Company is confident that it will prevail in the case when it is heard in the higher courts.  It is not anticipated that a delay in the overall project will occur as a consequence of the legal proceedings.  Permitting activities are continuing

Exploration

Our exploration program for the coming year is focused on Brazil, China and Turkey.

Brazil

Total exploration expenditures in Brazil for 2005 are budgeted at $4.10 million, which will be allocated to the Tartarugalzinho, Cassipore and Piaba projects.

In February 2005 Eldorado contracted Amec Americas to examine the viability of the Piaba project in North East Brazil.  This project is 50% held by Eldorado and hosts a significant resource in weathered and fresh rock.  The purpose of the study is to allow Eldorado to make an informed decision on whether further work is warranted on the project given current gold prices.

China

On January 11, 2005, we signed a Memorandum of Understanding with Shandong Gold Corporation (“Shandong”) outlining possible joint ventures on one advanced exploration property and two development projects.  Shandong is a publicly traded company listed on the Shanghai Exchange with assets in excess of $362 million.  Shandong's revenue is derived from the production and sale of gold, silver, sulfur concentrate ore and gold & silver jewelry.   Located in eastern China's Shandong Province, China's largest gold producing region claiming approximately a quarter of China's total gold production and 60% of the domestic industry's total gold profits, they produced approximately 150,000 ounces of gold in 2004 from two underground mines. On November 21, 2004 Shandong signed an acquisition agreement for its third underground mine.  The acquisition was approved by their shareholders on December 28, 2004.

Members of our management team toured Shandong's operations early in 2005 and were impressed by the modern, efficient nature of their mines and the professionalism of Shandong's management, both at the corporate level and in the mines.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Year ended December 31, 2004, 2003 and 2002

Turkey

Our 2005 exploration budget for Turkey is $1.70 million, which will be divided among the Pontide Belt, Biga Peninsula and Demir Joint Venture. This budget allows for preliminary drilling on several projects, and we will allocate additional funds as needed.  We have our own drilling rigs, processing lab and technicians thereby allowing us to do substantial exploration activities economically.

3. Exploration Activity in 2004

In 2004, we focused our exploration activities on Turkey, Brazil and China, spending a total of $4.14 million.

Turkey

Our exploration activities in Turkey centered on three areas: the Western Pontides, the Demir Joint Venture and the Biga Peninsula.

In the Western Pontides, we control 145,200 hectares in 42 exploration licenses that are 100% owned by our subsidiary, Tüprag. The targets in this area are large, bulk tonnage, high sulfidation-type precious metal systems and low sulfidation-type precious metal vein systems. In 2004, we undertook a range of activities – including mapping and sampling – to provide drill targets for the year ahead.

Our 50/50 Demir Joint Venture consists of 27 licenses covering a total of 58,642 hectares. This property, discovered during a reconnaissance program in 2001 and 2002, includes a porphyry-style gold-molybdenum-copper deposit that has alteration styles similar to those at Kisladag. In 2004, we completed the permitting and construction of six kilometers of roads through the center of the anomaly for mapping, sampling and drill access. Results from the sampling will guide our drill program for 2005.

In the Biga Peninsula area of western Turkey, we control 25 exploration licenses covering 38,244 hectares. Reconnaissance work will continue in 2005 and we may carry out additional drilling.

Brazil

In 2004, we pursued several exploration opportunities and obtained mineral licenses on two properties in northern Brazil's Amapa State and another in Rio Grande do Norte State.

Our land position at Amapa State totals 120,000 hectares and our work program in 2004 focused on geologic mapping, stream and soil sampling and geophysics to define drill targets. These properties host large geochemical gold anomalies as well as artisanal gold mining, in the same rock formations that host major deposits in Venezuela, Surinam and Guyana.

In Rio Grande do Norte State results from a 4 hole exploration program in the Bonfim area were negative, and the property was subsequently dropped.

4. Review of Financial Results

Net (Loss) Income

In 2004, the consolidated net loss was $13.94 million or ($0.05) per share, compared with a net loss of $45.03 million or ($0.20) per share in 2003 and a profit of $1.78 million or $0.01 per share in 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Year ended December 31, 2004, 2003 and 2002

Revenues

The Company's revenues consist of sales of gold bullion. Gold bullion was sold in 2004 to a number of large institutions.

REVENUE - ($000)	2004	2003	2002

Gold	$33,482	$34,528	$30,501
Effects of hedging	(329)	2,286	3,550
Total gold sales	$33,153	$36,814	$34,051
Interest and other income	2,762	1,415	5,245
	$35,915	$38,229	$39,296

Interest and Other Income

Interest and other income for 2004 was $2.76 million, which includes $1.75 million in interest on cash and short-term money market investments and the balance of $1.01 million in other income and credits. This compares to 2003 interest and other income of $1.41 million, which includes $1.20 million in interest on cash and short-term money market investments and $0.21 million in other income and credits.

Expenses

EXPENSES - ($000)	2004	2003	2002

Operating costs	$32,459	$22,604	$19,027
Depletion, depreciation and amortization	4,431	10,321	10,699
General and administrative	5,531	4,961	3,238
Exploration expense	4,136	1,956	1,078
Stock based compensation expense	3,720	1,418	-
Foreign exchange (gain) loss	(196)	(6,494)	1,046
Other	455	1,202	1,076
	$50,536	$35,968	$36,164

Depletion, depreciation and amortization

Depletion, depreciation and amortization expense dropped in 2004 due to the 2003 write down of the São Bento mine asset value.

General and Administrative Expenses

The higher administrative expense in 2004 reflects the continued growth of our company as we hired additional staff to support our exploration department and our China initiative. The addition of four new employees in our exploration department and the dramatic increase in the value of the Canadian dollar accounts for the majority of the increase compared to 2003.

Fees paid to PricewaterhouseCoopers LLP totaling $381 thousand are included in the general and administrative expenses for 2004. These include audit services of $147 thousand, audit related activities of $62 thousand and taxation services of $172 thousand.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Year ended December 31, 2004, 2003 and 2002

Exploration Expense

The significant increase in our exploration activities in Brazil, Turkey and China accounted for the increase in spending. In Brazil, we established an exploration office in Belo Horizonte to coordinate exploration activities throughout the country.

Exploration activities by country - ($000)	2004

Brazil	$1,392
Turkey	1,679
China	708
Canada - exploration administration	357
Total	$4,136

Stocked-Based Compensation Expense

The Company uses fair-value accounting for awards of stock options to employees, officers and directors under its share option plans. The cost of the options granted using fair-value accounting resulted in an expense of $1.42 million in 2003. In 2004, an additional 3,875,000 options were granted to Eldorado employees, officers and directors resulting in an expense of $3.72 million.

Foreign exchange (gain) loss

In 2003 the Canadian dollar strengthened against the U.S. dollar by 21.6% resulting in a $6.49 million foreign exchange gain on Canadian funds held.  In 2004 the Canadian dollar strengthened against the U.S. dollar by 7.2% resulting in a foreign exchange gain of $0.20 million.

Income Taxes

Current tax recovery for 2004 was $1.41 million compared to a tax recovery of $1.11 million in 2003 and a tax expense of $1.12 million in 2002. The recovery in 2004 and 2003 resulted from completing the restructuring of our inter-company debt over the two year period.

Future income tax expense of $0.76 million in 2004, compared to a future income tax expense of $3.57 million in 2003 and $0.39 million in 2002, relates to a future tax liability recorded due to the appreciation of the Brazilian Real, which results in a gain on inter-company debt and therefore creates a future income tax liability. If the Brazilian Real weakens in the future, this deferred tax liability will be reversed.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Year ended December 31, 2004, 2003 and 2002

5. Review of Mining Operations

São Bento Mine	2004	2003	2002
Operating Data¹
Gold Production
Ounces	82,024	95,049	103,533
Cash Operating Costs ($/oz)5	$294	$234	$184
Total Cash Costs ($/oz)2,5	$302	$241	$189
Total Production Costs ($/oz)3,5	$358	$364	$282
Realized Price ($/oz sold)4	$409	$361	$306

São Bento Mine
Tonnes to Mill	366,729	374,130	381,295
Average Mill Grade (grams/tonne)	7.81	8.50	8.93
Average Recovery Rate (%)	89.10	92.00	92.60

1 Cost figures calculated in accordance with the Gold Institute Standard.

2 Cash Operating Costs, plus royalties and the cost of off-site administration.

3 Total Cash Cost, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses. Total Production Costs for 2003 have been revised to include Section 3110 of the Canadian Institute of Chartered Accountants (CICA 3110 - Asset Retirement Obligation).

4 Excludes amortization of deferred gain or loss.

5 Cash operating, total cash and total production costs are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities. Please see the section “Non-GAAP Measures” of the MD&A.

Gold production at our São Bento mine in Brazil was 16 percent lower in 2004 than 2003 and total cash costs were 25 percent higher. As the mine deepens, it is more challenging to sustain historical production levels and cash costs per ounce have increased as a result of lower gold production levels, higher oxygen and cyanide consumption and increased energy costs.  Higher oxygen and cyanide consumption were driven by higher pyrrhotite content in the ore, arising from the presence of a metabasite intrusive that intersected the orebody at the area scheduled for mining in 2004.

In 2004 we continued to advance our shaft-deepening project at the São Bento mine which will be completed in August 2005 at an approximate cost of $12.00 million. This project includes deepening the concrete-lined shaft by 270 meters from the 23rd to the 28th level, providing a bottom working elevation approximately 1,300 meters below surface. The shaft-deepening project has created more challenging work conditions due to a high level of waste handling, poor ground conditions and the presence of a metabasite intrusive that intersects the ore body in the area scheduled for mining.

During the year, we also completed 2,791 meters of infill drilling and 17,612 meters of exploration drilling at the São Bento mine. A total of 8,945 meters were drilled below the mine's deeper intrusive, at approximately the 32nd level. This drilling was unsuccessful in re-establishing continuity of the mineralization below the intrusive.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Year ended December 31, 2004, 2003 and 2002
São Bento Mine
Gold Production and Cost per Ounce	2004	2003	2002

Direct mining expense	$287	$227	$186
Currency hedging	-	-	-
Inventory change	-	1	4
Refining and selling costs	6	5	3
Vancouver costs	2	1	1
By-product credits	(1)	-	-
Business interruption credit	-	-	(10)
Cash operating costs per ounce	$294	$234	$184

Royalties and production taxes	8	7	5
Total cash costs per ounce	$302	$241	$189

Depletion, depreciation and amortization	53	107	87
Foreign exchange (gain) loss	(3)	12	6
Accretion of asset retirement expense	6	4	-
Total production costs per ounce	$358	$364	$282

6. Financial Conditions and Liquidity

Cash from Operations

The decrease from 2003 to 2004 resulted primarily from higher cash operating costs at the São Bento mine and lower gold sales.  Both higher cash operating costs and lower gold sales are a direct result of the continued congestion at the bottom of the mine as a consequence of the construction related to the shaft deepening and the requirement to handle waste and haul ore to the surface for processing.

Investing Activities

Over the last three years, we have invested the following in property, plant and equipment:

Capital Expenditures - ($000)	2004	2003	2002

São Bento Mine	$5,717	$8,973	$5,334

Kisladag project, under construction	$16,233	$3,437	$2,209
Tüprag - others	842	57	4
	$17,075	$3,494	$2,213
Vancouver and others	553	528	72
Total	$17,628	$4,022	$2,285

At the São Bento mine, our capital expenditures were primarily related to the shaft-deepening project, underground ventilation and underground development. Capital expenditures at the Kisladag mine were primarily related to land acquisition and the costs related to obtaining final permits.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Year ended December 31, 2004, 2003 and 2002

Financing Activities

Eldorado remains debt free and unhedged.

Proceeds from the issue of common shares

In November 2004, we completed a financing for a total of $62.14 million net of fees. Over the past three years, we have raised $157.50 million net of fees in public financings, which has been used to eliminate debt and fund our ongoing operations and development.

Proceeds from the issue of common shares - ($000)	2004	2003	2002

Public Financing	$62,140	$52,822	$42,536
Warrants Conversion	32	24,496	5,008
Options Exercised	1,536	1,301	468
Return to Treasury	-	-	(46)
Total Cash Raised	$63,708	$78,619	$47,966

We believe Eldorado has the cash available and the ability to generate sufficient amounts of cash from operations in the short and long term to maintain planned production. We also believe that we will be able to raise capital as needed in the capital markets as opportunities for expansion arise.

Cash Resources and Liquidity

At December 31, 2004, we had cash and short-term investments of $135.39 million resulting in working capital of $144.02 million, compared with $105.47 million and $107.14 million, respectively, at the beginning of the year. The significant increase in working capital resulted primarily from our completion of the $62.14 million net of fees financing in November 2004 which was offset, to a certain degree, by expenditures for property, plant and equipment.

7. Contractual Obligations

Our contractual obligations on December 31, 2004, including payments due for each of the periods indicated, are summarized as follows:

			Payments due in
Contractual obligations	2005	2006	2007	2008	2009	2010 +	Total

Operating leases	$279	$216	$171	$171	$175	$950	$1,962
Capital expenditures	18,320	-	-	-	-	-	18,320
Purchases obligations	8,082	6,607	6,607	6,209	-	-	27,505

Total	$26,681	$6,823	$6,778	$6,380	$175	$950	$47,787

Capital expenditures in 2005 of $18,320 relate to purchases for the construction of the Kisladag mine.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Year ended December 31, 2004, 2003 and 2002

8. Summary of Quarterly Results and 4th Quarter Review

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
	2004	2004	2004	2004
Revenue	$9,560	$9,156	$7,259	$9,940
Net income (loss) 1	$(10,263)	$(1,343)	$(1,673)	$(663)

Basic (loss) Income per share - U.S.$	(0.04)	-	(0.01)	-
Diluted (loss) Income per share - U.S.$	(0.04)	-	(0.01)	-

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	2003	2003	2003	2003
Net income (loss) 1	$9,592	$9,841	$9,348	$9,448
	$(46,528)	$(1,631)	$1,447	$1,679

Basic (loss) Income per share - U.S.$	(0.21)	(0.01)	0.01	0.01
Diluted (loss) Income per share - U.S.$	(0.21)	(0.01)	0.01	0.01

1 Net Income (loss) figures have been restated for the quarters to reflect the non-cash year end adjustments in fiscal 2003.

9. Critical Accounting Estimates

The Company utilizes certain critical accounting estimates as follows:

Reserves and Resources

Mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934, as interpreted by the Staff of the Securities and Exchange Commission), applies different standards in order to classify mineralization as a reserve.  The project mineral reserves are classified as such under both Canadian and US regulatory authorities.

Cautionary note to U.S. investors concerning estimates of inferred mineral resources:  We advise U.S. investors that while this term is recognized and required by National Instrument 43-101 under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study.  U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists or is economically or legally mineable.

Recoverable Values

Where information is available and conditions suggest impairment of long lived assets, estimated future net cash flows from each property are calculated using estimated future gold prices, proven and probable reserves, value beyond proven and probable reserves, operating, capital and reclamation costs and estimated proceeds from the disposition of assets on an undiscounted basis.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Year ended December 31, 2004, 2003 and 2002

Gold Price

The Company estimates the future price of gold based on historical trends and published forecasted estimates.  Presently the Company's five-year plan assumes the following prices:

	2005	2006	2007	2008	2009

Gold price (US$/oz)	400	375	375	375	350

The resulting average price is $375 per ounce.

Operating Costs

The Company reports its operating costs in accordance with the Gold Institute Standard. Future operating costs however include estimates of currency foreign exchange and inflation trends.

Stock Based Compensation

The Company in determining the fair-value for awards of stock options to employees, officers and directors estimates among other things stock volatility and risk-free rate.

Asset Retirement Obligation

The Company in assessing the carrying value of the asset retirement obligation estimates among other things the mine closure date and the credit adjusted risk free rate.

10. Risks and Uncertainties

Gold Price

Eldorado's profitability is linked to the price of gold as our revenues are derived primarily from gold mining. Gold prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand and political and economic conditions. Worldwide gold production levels also affect gold prices, and the price of gold is occasionally subject to rapid short-term changes due to speculative activities.

Exploration and Development

The costs and results of our exploration and development programs affect Eldorado's profitability and value. Since mines have limited lives based on proven reserves, we actively seek to replace and expand our reserves, primarily through acquisitions, exploration and development of our existing operations and recognizance exploration. Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves. Determination of reserves is a process of estimation and, as such, reserve calculations are subject to the assumptions and limitations of the estimation process.

Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties in which we have or are seeking an interest. Although we take every precaution to ensure that legal title to our properties is properly recorded in the name of Eldorado, there can be no assurance that such title will ultimately be secured on every property.  The legal title to our properties is dependent on the appropriate application of the laws in the countries in which we operate.

Capital and Operations

Our exploration, development and operations are located in Brazil, Turkey and China and face potential political risks in these countries. As well, the business of gold mining involves many operational risks and hazards. Through high operational standards, an emphasis on hiring and training appropriately skilled

MANAGEMENT'S DISCUSSION AND ANALYSIS

Year ended December 31, 2004, 2003 and 2002

personnel and operational improvements, we work to reduce the risks associated with our projects. We also maintain adequate insurance to cover normal business risk.

As we currently have only one producing mine, any adverse development affecting São Bento would have a negative impact on our financial performance.

We also rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labour environment.

We have sufficient financial resources to undertake our planned exploration and development program. Further exploration and development of mineral resource properties or acquisitions beyond this may require additional capital. Accordingly, the continuing development of our projects will depend on our ability to obtain financing through joint venture projects, debt financing and equity financing or other means. There is no assurance that we will be successful in obtaining the required financing.

Environment

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, any changes to these laws in the future could adversely affect Eldorado's financial condition, liquidity or results of operations.

Laws and Regulations

Eldorado's mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. These laws and regulations are subject to change, which may restrict our ability to operate. We draw on the expertise and commitment of our management team, advisors, employees and contractors to ensure compliance with current laws, and we foster a climate of open communication and co-operation with regulatory bodies.

Legal Proceedings

The nature of our business subjects us to regulatory investigation, claims, lawsuits and other proceedings in the ordinary course of business. We cannot predict the outcome of these legal proceedings with certainty.

Currency Fluctuations

We operate in numerous countries – including the US, Canada, Brazil and Turkey – and we are therefore affected by currency fluctuations in these jurisdictions.

Political Risk

Eldorado conducts operations in a number of countries outside of North America, namely Brazil, Turkey and China. These operations are potentially subject to a number of political, economic and other risks which may have an impact on our future operations and financial position.

11.  Non-GAAP Measures

Throughout this document, we have provided measures prepared according to Canadian Generally Accepted Accounting Principles (GAAP), as well as some non-GAAP performance measures. Because the non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, they

MANAGEMENT'S DISCUSSION AND ANALYSIS

Year ended December 31, 2004, 2003 and 2002

are unlikely to be comparable to similar measures presented by other companies. We provide these non-GAAP measures as they are used by some investors to evaluate Eldorado's performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. We have defined the non-GAAP measures below and reconciled them to reported GAAP measures.

Unit costs

A reconciliation of cash operating costs calculated in accordance with the Gold Institute Standard to the cost of sales is included below:

Reconciliation of Cash Operating Costs per Ounce 1	2004	2003

Gold Ounces Sold	81,913	95,544

Cash Operating Cost - ($000)
Operating costs	$32,459	$22,604
Royalty expense and production taxes	(634)	(652)
Effects of inventory adjustments	332	405
Expense of certain development costs	(8,075)	-
Cash Operating Cost	$24,082	$22,357

Cash Operating Cost per ounce	$294	$234

¹ Cash operating costs are calculated in accordance with The Gold Institute Standard. Cash costs are derived from amounts included in the Statement of Operations and include the São Bento mine site operating costs excluding the above.

Form 52-109FT2
Certification of Interim Filings During Transition Period

I, Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Eldorado Gold Corporation (the "Issuer") for the year ending December 31, 2004.

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings.

Date:

March 21, 2005

"Paul N. Wright"
Paul N. Wright President & Chief Executive Officer

Form 52-109FT2
Certification of Interim Filings During Transition Period

I, Earl W. Price, Chief Financial Officer of Eldorado Gold Corporation certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Eldorado Gold Corporation (the "Issuer") for the year ending December 31, 2004.

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings.

Date:

March 21, 2005

"Earl Price"
Earl W. Price Chief Financial Officer